SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BROOKFIELD BUSINESS PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16234109

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416)956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,934,755*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 80,934,755*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,934,755*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 74.9%

14	Type of Reporting Person (See Instructions) CO

*This amount includes 56,150,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,051

	8	Shared Voting Power 80,934,755*

	9	Sole Dispositive Power 19,051

	10	Shared Dispositive Power 80,934,755*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,953,806*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.0%

14	Type of Reporting Person (See Instructions) CO

*This amount includes 56,150,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,784,250

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,784,250

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,784,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 47.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 21,926,195*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 21,926,195*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,926,195*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 39.0%

14	Type of Reporting Person (See Instructions) PN

*Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BUSC FINANCE LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,224,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,224,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,224,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 61.0%

14	Type of Reporting Person (See Instructions) OO

*Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D is being filed to reflect the closing on December 21, 2016 of the previously announced equity offering of limited partnership units (the “Units”) of Brookfield Business Partners LP (“BBU”), which included a concurrent private placement (the “Private Placement”) to Brookfield Asset Management Inc. (“BAM”) of 8,000,000 redeemable-exchangeable units (“REUs”) of Brookfield Business L.P. (“Holding LP”), which are exchangeable for Units of BBU under certain circumstances.

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1.

Item 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedule I hereto, with respect to BAM, Schedule II hereto, with respect to Partners Limited (“Partners”), Schedule III hereto, with respect to Brookfield Private Equity Direct Investments Holdings LP (“BPED”), Schedule IV hereto, with respect to Brookfield Private Equity Group Holdings LP (“BPEG”), and Schedule V hereto, with respect to BUSC Finance LLC (“BUSC Finco”), and together with BAM, Partners, BPED and BPEG, the “Reporting Persons”), set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and the principal business address of each Scheduled Person.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

In connection with the Private Placement, BAM and Holding LP entered into a subscription agreement, dated as of December 14, 2016 (the “Subscription Agreement”), which provided for the purchase by BAM and its affiliates of 8,000,000 REUs, deliverable at closing on or about December 21, 2016.

Item 4.         Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement provided for the purchase by BAM and its affiliates of 8,000,000 REUs for the purpose of increasing its investment in BBU.

Item 5.         Interest in Securities of the Issuer

Items 5(a)-(b) of Schedule 13D are hereby amended as follows:

(a)-(b) As of the date hereof, BAM may be deemed to be the beneficial owner of 24,784,254 Units and Partners may be deemed to be the beneficial owner of 24,803,305 Units, and such Units constitute approximately 47.8% of the issued and outstanding Units based on the number of Units outstanding as of December 21, 2016. In addition, BAM holds, indirectly through BPEG and BUSC Finco, an aggregate of 56,150,497 redemption-exchange units of Holding LP. Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Holding LP and approximately 52.0% of the Units assuming that all of the redemption-exchange units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of  80,934,755 Units and Partners may be deemed to be the beneficial owner of 80,953,806 Units, and such Units would constitute approximately 74.9% and 75.0%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of December 21, 2016. The redemption-exchange units of Holding LP and the redemption-exchange mechanism are more fully described in BBU’s Prospectus filed pursuant to Rule 424(b)(3) with the SEC on May 13, 2016. The Units deemed to be beneficially owned by BAM include 24,784,250 Units beneficially owned by BPED, 21,926,195 redemption-exchange units of Holding LP beneficially owned by BPEG, and 34,224,302 redemption-exchange units of Holding LP beneficially owned by BUSC Finco. The Units deemed to be beneficially owned by Partners include

CUSIP No. G16252 10 1	SCHEDULE 13D

19,051 Units beneficially owned by Partners and the Units deemed to be beneficially owned by BAM. Partners may be deemed to have shared power with BAM to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 19,051 Units with respect to which Partners has sole voting and investment power.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated December 21, 2016, among Brookfield Asset Management Inc., Partners Limited, Brookfield Private Equity Direct Investments Holdings LP, Brookfield Private Equity Group Holdings LP, and BUSC Finance LLC.

Exhibit 5	Subscription Agreement dated December 14, 2016 by and between Brookfield Asset Management Inc. and Brookfield Business L.P.

CUSIP No. G16252 10 1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2016

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title	President

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Director

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Director

BUSC FINANCE LLC

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title	Vice-President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Angela F. Braly	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.

Richard (Ric) Clark, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of Brookfield	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder and Director of Rogers Communications Inc.	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor, TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean

Sachin Shah, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A.

George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO, Partners Value Investments LP	Canada

Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Accountant	Canada

Loretta Corso, Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator	Canada

Derek Gorgi, Assistant Secretary	One Broadgate, 1st Floor, London, EC2M 2QS, United Kingdom	Chief Financial Officer, Multiplex	Canada

SCHEDULE III

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

Joseph Freedman, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Managing Partner	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Managing Partner	Canada

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

Joseph Freedman, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Managing Partner	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Managing Partner	Canada

SCHEDULE V

BUSC FINANCE LLC

Name and Position of Officer or Manager	Principal Business Address	Principal Occupation or Employment	Citizenship

Mark Srulowitz, Manager and President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A.

Jordan Kolar, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Tax	U.S.A.

Josh Zinn, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Australia

Rami El Jurdi, Manager and Secretary	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Director, Finance	Canada